

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2022

William B. Stilley
Chief Executive Officer
ADIAL PHARMACEUTICALS, INC.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

Re: ADIAL PHARMACEUTICALS, INC.
Registration Statement on Form S-3
Filed February 25, 2022
File No. 333-263037

Dear Mr. Stilley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed February 25, 2022

General

1.   We note you appear to have relied in General Instruction I.B.6 to Form S-3 to conduct your registered direct offering in February 2022. Because the aggregate number of shares sold by you to the selling stockholder in the registered direct offering and the private placement exceeds the limitation in General Instruction I.B.6, it does not appear you are eligible to rely on Instruction I.B.3 to Form S-3 to register the resale of the common stock underlying the warrants. Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 116.25. Accordingly, please amend your registration statement to a form on which you are eligible to register to conduct a primary offering of securities with a market value of the securities you have attempted to register on Form S-3. Alternatively, please provide us with a detailed analysis supporting your eligibility to use

Form S-3 to register the resale of common stock underlying the warrants.

2. Please provide updated financial statements for the most recently completed fiscal year. Refer to Rule 8-08(b) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences